

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 17, 2017

Via E-mail
Jungsoo Huh
Senior Managing Director and Chief Financial Officer
KB Financial Group Inc.
84, Namdaemoon-ro
Jung-gu, Seoul 04534
Korea

 Re: KB Financial Group Inc.
 Form 20-F for Fiscal Year Ended December 31, 2015
 Filed April 28, 2016
 File No. 000-53445

Dear Mr. Huh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services